Enhancing Pharmaceuticals

June 8, 2009

VIA EDGAR and FACSIMILE - (202) 772-9217

Securities and Exchange Commission

Division of Corporate Finance

100 F St. NE -  Mailstop 6010
Washington, D.C. 20549

ATTENTION:

Mr. Michael Rosenthall

Ms. Suzanne Hayes

Re: Acceleration Request for Form S-3 - Registration No. 333-156539 (the “Registration Statement”)

Ladies and Gentlemen:

Depomed hereby requests that the effectiveness of the above referenced Registration Statement be accelerated and that the Registration Statement be declared effective at 4:30 pm EDT on June 9, 2009, or as soon thereafter as possible.  In connection with this request for acceleration of effectiveness of the Registration Statement, Depomed acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              Depomed may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew M. Gosling

Vice President and General Counsel